UNITED STATES
                                  -------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549





                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 2002


            21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
            --------------------------------------------------------
                            (Exact name of the plan)


                          21ST CENTURY INSURANCE GROUP
                          ----------------------------
                                (Name of issuer)


            6301 Owensmouth Avenue, Woodland Hills, California  91367
            ---------------------------------------------------------
             (Address  of  principal  executive  offices)   (Zip Code)

21st Century Insurance Company Savings and Security Plan
Report on Audited Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2002 and 2001

            21st Century Insurance Company Savings and Security Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2002 and 2001




                                    Contents

Report  of  Independent  Auditors . . . . . . . . . . . . . . . . . . . . . . 1

Audited  Financial  Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and
2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Statements of Changes in Net Assets Available for Benefits for the Years
  Ended December  31,  2002  and  2001 . . . . . . . . . . . . . . . . . . .  3
Notes  to  Financial  Statements . . . . . . . . . . . . . . . . . . . . . .  4


Supplemental  Schedule:

Schedule H, Line 4i - Schedule of Assets Held at End of Year as of
  December  31,  2002 . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

Signatures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

Index to Exhibits   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

                         Report of Independent Auditors

To the Participants and Plan Administrator of the 21st Century Insurance Company Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the 21st Century Insurance Company Savings and Security Plan (the "Plan") at December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/  PricewaterhouseCoopers  LLP
Los  Angeles,  California
June  20,  2003


            21st Century Insurance Company Savings and Security Plan

                Statements of Net Assets Available for Benefits


                                                         As of December 31,
                                                       2002          2001
                                                    -------------------------
Assets:
Investments, at fair value (See Note 4)             $61,592,342  $ 74,975,055
Guaranteed investment contract, at contract value    34,807,681    30,565,310
                                                    -------------------------
Total investments                                    96,400,023   105,540,365

Receivables:
    Accrued interest income                               5,329             -
                                                    -------------------------
          Total assets                               96,405,352   105,540,365
                                                    -------------------------

Liabilities:
Other                                                    26,223        25,138
                                                    -------------------------
          Total liabilities                              26,223        25,138
                                                    -------------------------

Net assets available for benefits                   $96,379,129  $105,515,227
                                                    =========================

The  accompanying  notes  are  an  integral  part  of  the financial statements.


            21st Century Insurance Company Savings and Security Plan

               Statements of Changes in Net Assets Available for Benefits


                                                              Year ended December 31,
                                                               2002            2001
                                                           -----------------------------
Additions to net assets:
  Investment income (loss):
    Net depreciation in the fair value of investments      $(14,436,155)  $  (6,952,638)
      (See Note 4)
    Interest and dividends                                    2,509,380       2,892,947
    Participant loans interest income                           558,737         698,090
    Other                                                           392               -
                                                           -----------------------------
  Total investment loss                                     (11,367,646)     (3,361,601)
                                                           -----------------------------

  Contributions:
    Employer                                                  4,088,333       3,925,862
    Employee                                                  7,607,457       7,313,685
                                                           -----------------------------
  Total contributions                                        11,695,790      11,239,547
                                                           -----------------------------
Total additions                                                 328,144       7,877,946

Deductions from net assets:
  Benefits paid to participants and other distributions to    9,222,770       5,660,258
     participants
  Administrative expenses                                       241,472         162,196
                                                           -----------------------------
Net (decrease) increase in net assets                        (9,136,098)      2,055,492

Net assets available for benefits:
  Beginning of year                                         105,515,227     103,459,735
                                                           -----------------------------
  End of year                                              $ 96,379,129   $ 105,515,227
                                                           =============================


The  accompanying  notes  are  an  integral  part  of  the financial statements.

            21st Century Insurance Company Savings and Security Plan

                          Notes to Financial Statements

1.  Description  of  Plan

The following brief description of the 21st Century Insurance Company Savings and Security Plan ("Plan") provides only general information. Participants should refer to the Plan Document for more complete information. Copies of the Plan Document are available from the Human Resources Benefits Office.

Prior to January 1, 2002, the name of the Plan was "21st Century Insurance Group Savings and Security Plan". Effective January 1, 2002, the sponsorship and administration of the Plan was assumed by 21st Century Insurance Company (the "Company" or "Plan Sponsor"), a wholly owned subsidiary of 21st Century Insurance Group, and the present name of the Plan was adopted. The Plan is referred to in these financial statements by its new name.

General

The Plan is a defined contribution plan incorporating the provisions of Section 401(k) of the Internal Revenue Code and covering substantially all employees of 21st Century Insurance Group ("Employer"). Any employee who has attained the age of 20 is eligible to participate in the Plan. The Plan enables participants to make contributions which the Employer matches in part. Contributions by and on behalf of participants are invested in accordance with the participants' investment designations in one or more investment fund options. Plan participants have 16 investment fund options from which they may choose to have their funds invested.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each participant can contribute up to the lesser of $11,000 or 12% of earnings on a before-tax basis and up to an additional 5% of earnings on an after-tax basis. The Employer matches $.75 for every dollar contributed by a participant (before tax) up to a maximum of 6% of the participant's earnings. Forfeitures are used to offset future Employer-matching contributions. Participants may change their contribution percentages or cease making contributions at any time during the Plan year. In addition, they may elect to stop making contributions entirely. Employer contributions follow the participant's fund election.

            21st Century Insurance Company Savings and Security Plan

                          Notes to Financial Statements

1.  Description  of  Plan  (continued)

Vesting

Participants are immediately vested in their own contributions. Vesting in the Employer-contributed amount is based on years of service. A participant vests 25% after two years of service and an additional 25% for each additional year. A participant is 100% vested after five years of credited service.

Participant  Accounts

Each participant's account is credited with his or her contributions, any Employer matching contribution and an allocation of Plan earnings, and is charged with any withdrawals.

Participant  Loans

Each participant may obtain loans against his or her vested account balance. Any loans made to a participant are secured by a hierarchical portion of the participant's vested interest in his investment fund subaccounts. Generally, no loan may exceed the lesser of 50% of the participant's vested account balances or $50,000 dollars. Loans made for purposes other than the purchase of a primary residence are charged interest at the prime rate plus 2%. Loans made for the purchase of a home are charged interest at the prime rate. Generally, loans are payable within 5 years except that the repayment period for loans made for the purchase of a home may be up to 15 years. Upon termination of employment, including death, any outstanding loan balance becomes due and payable and the participant may elect to repay it or treat it as a partial distribution.


Payment  of  Benefits

Upon termination of service, a participant may generally elect to receive the value of his or her account in either a lump-sum amount (if eligible) or in installment payments for up to 15 years. Benefits become payable to participants upon their termination of employment with the Employer or in the event of elective withdrawal as permitted by the Plan.

            21st Century Insurance Company Savings and Security Plan

                          Notes to Financial Statements

1.     Description  of  Plan  (continued)

Plan  Termination

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Should the Plan terminate, or should contributions be discontinued, at some future time, the rights of each affected participant to the entire amount credited to his or her account on the date of such termination or discontinuance shall be non-forfeitable and fully vested. Payment of such amounts to each participant or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the Plan administrator at such time and in such manner as the Plan administrator shall state, provided, however, that all participants and beneficiaries similarly situated shall be treated in a nondiscriminatory manner.

2.     Summary  of  Significant  Accounting  Policies

Basis  of  Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use  of  Estimates

The preparation of financial statements in accordance with GAAP requires the Plan's management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investments

Mutual funds and common stock are reported at fair value, using quoted market prices. Participant loans are reported at amounts owed by the participants, which approximates fair value. Deemed distributions relating to participant loans in default, which are included in benefits paid in the statement of changes in net assets available for benefits, amounted to $35,143.00 and $-0- in 2002 and 2001, respectively. The guaranteed investment contract is reported at contract value because the contract is fully benefit responsive.

            21st Century Insurance Company Savings and Security Plan

                          Notes to Financial Statements

2.  Summary  of  Significant  Accounting  Policies  (continued)

Investments  (continued)

Purchases and sales of securities are reflected on a trade date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Reclassification

Certain prior year balances have been reclassified to conform with current year presentation.

3.  Guaranteed  Investment  Contract

The fixed rate fund is a guaranteed investment contract consisting of funds deposited with Pacific Life Insurance Company ("Pacific Life"). Pacific Life maintains the contributions in an unallocated account, with a guaranteed interest rate which is set annually not less than 30 days prior to the beginning of the Plan year. The set rate was 5.65% for 2002 and 6.50% for 2001, which also approximates the average yield. The account is credited with deposits and interest earnings and charged with Plan withdrawals. The Employer pays the contract administration charge. The contract included in the financial statements is at contract value, which represents contributions made under the contract, plus earnings, less withdrawals. Participants generally may direct the withdrawal or transfer of all or a portion of their contract value, however, no transfer may be made out of the account by an individual participant directly to a competing fixed income fund offered by the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the guaranteed investment contract at December 31, 2002 and 2001 approximated its fair value.

            21st Century Insurance Company Savings and Security Plan

                          Notes to Financial Statements

3.  Guaranteed  Investment  Contract  (continued)

The Employer may cancel the contract at any time by giving notice to Pacific Life. Ordinarily, transfer of the balance in the account would be made in four substantially equal annual installments starting within 90 days of cancellation. However, if the announced guaranteed interest rate is less than the current rate and the balance in the account 60 days prior to the end of the Plan year exceeds 75% of the balance in the account at the beginning of the current Plan year, the Employer may cancel the contract within 30 days of the new rate announcement and may withdraw the total account balance within 30 days of cancellation.

4.  Investments

The Plan's investments are invested in the Pacific Life guaranteed investment contract, 21st Century Insurance Group Common Stock and in 14 mutual funds administered by Fidelity Investments, which also acts as Trustee for the Plan. Funds in transit to and from any of the investment options and the Plan Sponsor or the participants or other investment options are temporarily invested in short-term investments by the trustee.

            21st Century Insurance Company Savings and Security Plan

                          Notes to Financial Statements

4.   Investments (continued)

The  following  table  presents  the  Plan's  individual  investments:


                                                       As of December 31,
                                                       2002          2001
                                                   ------------  ------------
Guaranteed investment contract, at contract value  $34,807,681*  $30,565,310*

Investments at fair value:
  Mutual Funds:
    Fidelity Magellan Fund                          19,077,215*   26,068,841*
    Fidelity Equity-Income Fund                     10,489,989*   13,275,038*
    Fidelity Contrafund                              5,734,703*    5,970,665*
    Spartan U.S. Equity Index Fund                    4,681,942    5,450,021*
    Fidelity Retirement Government Money Market
    Portfolio                                         4,334,351     3,088,576
    INVESCO Small Company Growth Fund                 3,144,429     4,373,566
    Templeton Foreign Fund I                          1,315,088     1,094,968
    Fidelity Freedom 2010 Fund                          943,134     1,058,096
    Fidelity Freedom 2020 Fund                          880,497       793,796
    Fidelity Freedom 2030 Fund                          898,117       958,715
    Fidelity Freedom Income Fund                        249,636       144,017
    Ariel Appreciation                                  171,961             -
    Fidelity Freedom 2000 Fund                          122,963       139,102
    Dreyfus Founders Balanced Fund                            -       615,143
    Fidelity Freedom 2040 Fund                           23,591             -
  21st Century Insurance Group common stock           3,300,472     4,904,846
  Loans to participants                              6,132,327*    6,915,554*
  Short-Term Investment Funds                            91,927       124,111
                                                   --------------------------
                                                   $ 96,400,023  $105,540,365
                                                   ==========================


*Represents  5%  or  more  of  net  assets  available  for  benefits.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $14,436,155 and $6,952,638 as follows:


                                  2002           2001
                              -------------  ------------
Mutual funds                  $(12,835,611)  $(8,295,589)
21st Century Insurance Group
    common stock                (1,600,544)    1,342,951
                              -------------  ------------
                              $(14,436,155)  $(6,952,638)

            21st Century Insurance Company Savings and Security Plan

                          Notes to Financial Statements

5.  Risks  and  Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.


6.  Income  Tax  Status

The Internal Revenue Service has issued a determination letter dated May 11, 1995, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

Plan Amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Company believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. The Company intends to make any additional amendments necessary to be in compliance with the Code.


7.  Federal  Income  Taxes  Applicable  to  Participants

The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury, and subject to change. A general summary of the federal tax consequences of participation in the Plan follows.

In general, salary reduction contributions and Company matching contributions are not subject to tax when made. In addition, earnings and gains on a participant's account are not subject to tax when credited.

            21st Century Insurance Company Savings and Security Plan

                          Notes to Financial Statements


7.  Federal  Income  Taxes  Applicable  to  Participants  (continued)

Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part of thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

In additional to regular taxes, most distributions received before a participant is age 59-1/2 will be subject to a 10% additional tax. Under limited circumstances, distributions in excess of Code-determined limits will be subject to a 15% excise tax.


8.  Reconciliation  to  Form  5500
There were no differences between the amounts on Form 5500 and the financial statements for plan years 2002 and 2001.

            21st Century Insurance Company Savings and Security Plan

                          Notes to Financial Statements

9.  Related-Party  Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the acting Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid to Fidelity for investment management services amounted to $241,472 and $162,196 for the years ended December 31, 2002 and 2001. Certain administrative expenses are paid by the Plan Sponsor.

21st Century Insurance Company is the sponsor and employer and therefore qualifies as a party-in-interest to the Plan, for which a statutory exemption exists.

            21st Century Insurance Company Savings and Security Plan


                            EIN: 95-2565072 Plan: 001


           Schedule H, Line 4i - Schedule of Assets Held at End of Year (3)

                               As of December 31, 2002


                                          Description of Investments,
         Identity of Issue,                Including Maturity Date,
          Borrower, Lessor                 Rate of Interest, Par or         Current
          or Similar Party                      Maturity Value               Value
-------------------------------------  ---------------------------------  -----------

Pacific Life Insurance Company (1)     34,807,681 Guaranteed
                                       Investment Contract Shares         $34,807,681
Fidelity Magellan Fund (2)             241,606 Mutual Fund Shares          19,077,215
Fidelity Equity-Income Fund (2)        264,431 Mutual Fund Shares          10,489,989
Fidelity Contrafund (2)                148,567 Mutual Fund Shares           5,734,703
Spartan U.S. Equity Index Fund (2)     150,303 Mutual Fund Shares           4,681,942
Fidelity Retirement Government Money   4,334,351 Money Market Fund
  Market Fund (2)                      Shares                               4,334,351
INVESCO Small Company Growth
  Fund                                 377,483 Mutual Fund Shares           3,144,429
Templeton Foreign Fund I               158,254 Mutual Fund Shares           1,315,088
Fidelity Freedom 2010 Fund (2)         82,442 Mutual Fund Shares              943,134
Fidelity Freedom 2030 Fund (2)         87,707 Mutual Fund Shares              898,117
Fidelity Freedom 2020 Fund (2)         82,754 Mutual Fund Shares              880,497
Fidelity Freedom Income Fund (2)       23,551 Mutual Fund Shares              249,636
Ariel Appreciation                     5,201 Mutual Fund Shares               171,961
Fidelity Freedom 2000 Fund (2)         11,168 Mutual Fund Shares              122,963
Fidelity Short Term Investment         97,256 Short-Term Investment
  Fund (2)                               Fund Shares                           91,927
Fidelity Freedom 2040 Fund (2)         4,026 Mutual Fund Shares                23,591
21st Century Insurance Group Common
  Stock (2)                            263,616 Common Stock Shares          3,300,472
Participant Loans (2)                  Interest rates between 4.75% and
                                         11.5%                              6,132,327
                                                                          -----------
                                                                          $96,400,023
                                                                          ===========

(1)  Contract  value  approximates  current  value
(2)  Party-in-interest  to  the  Plan,  for  which a statutory exemption exists.
(3) Under ERISA, an asset held at end of year is any asset held by the Plan on the last day of the Plan's fiscal year or acquired any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions.


See  Report  of  Independent  Auditors

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



            21st Century Insurance Company Savings and Security Plan


Date:  June  30,  2003

                                   By:  /s/  Richard  Andre
                                     -----------------------------------
                                     Richard  Andre,  Senior  Vice  President
                                     21st  Century  Insurance  Company
                                     Chairman  Benefits  Committee

                                INDEX TO EXHIBITS



Exhibit  No.          Description

     23   Consent  of  Independent  Accountants
     99.1 Certification  pursuant  to  18  U.S.C.  Section  1350